August 9, 2023
VIA EDGAR
The United States Securities
 and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:
Nationwide Variable Account-15
Nationwide Life Insurance Company
Post-Effective Amendment No. 13 (File No. 333-227780)
Ladies and Gentlemen:
We are filing on behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Variable Account-15 (the "Variable Account") which is registered as a unit investment trust under the Investment Company Act of 1940. In that capacity, and in accordance with Regulation S-T governing electronic filing procedures, we submit for filing pursuant to Rule 485(a) under the Securities Act of 1933 ("1933 Act"):
(1)
One complete copy of Post-Effective Amendment No. 13 to the Variable Account’s Registration Statement ("Post-Effective Amendment"); and
(2)
One copy of a power of attorney authorizing certain officers of Nationwide to take various actions on behalf of Nationwide and the Variable Account, including the execution of registration statements. An original power of attorney is on file with Nationwide.
The purpose of this filing is to:
(1)
Make the following optional benefits available for election:
•
Nationwide Lifetime Income Rider Plus Empire Advisory
•
Joint Option for the Nationwide Lifetime Income Rider Plus Empire Advisory
(3)
Implement changes to the statutory prospectus rate sheet disclosure and the rate sheet supplement. A revised form of the rate sheet supplement is enclosed with this correspondence.
Nationwide represents that any applicable changes to these disclosures as a result of staff comments will also be included in the initial statutory prospectus, to the extent appropriate.
The original signed version of the Post-Effective Amendment will be maintained on file with Nationwide.
Please contact me direct at (614) 249-4784 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life Insurance Company
/s/ Rajaa Qadri
Rajaa Qadri
Counsel
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Nationwide Life Insurance Company
Nationwide Variable Account-15
Supplement dated _______, 2023
to the following prospectus(es):
Nationwide Advisory Retirement Income AnnuitySM New York prospectus dated May 1, 2023
This supplement updates certain information contained in your prospectus. Please read and retain this supplement for future reference.
This Rate Sheet Supplement ("Supplement") should be read and retained with the prospectus for Nationwide Advisory Retirement Income AnnuitySM New York. This Supplement replaces and supersedes any previous Rate Sheet Supplement and must be used in conjunction with the prospectus. If you need another copy of the prospectus, please contact the Service Center at 1-866-667-0561.
Nationwide is issuing this Supplement to provide the current:
•
Lifetime Withdrawal Percentages, Roll-up Interest Rate, and Roll-up Crediting Period for the Nationwide Lifetime Income Rider Plus Empire Advisory and Joint Option for the Nationwide Lifetime Income Rider Plus Empire Advisory
The Roll-up Interest Rate, Roll-up Crediting Period, and Lifetime Withdrawal Percentages provided below apply to applications signed on or after ________, 2023.
It is important that you have the most current Rate Sheet Supplement as of the date you sign the application. This Supplement has no specified end date and can be superseded at any time. If Nationwide supersedes this Supplement with a new Rate Sheet Supplement, the new Rate Sheet Supplement will be filed a minimum of 10 business days prior to its effective date.
If your application is signed on or after the date shown above, and a new Rate Sheet Supplement is filed with an effective date on or before the date the contract is issued, then based on the optional benefit elected the following will apply:
•
If the Roll-up Interest Rate increased, then the higher Roll-up Interest Rate in effect on the date the contract is issued will be applied to the contract.
•
If the applicable Lifetime Withdrawal Percentages increased, then the higher Lifetime Withdrawal Percentages in effect on the date the contract is issued will be applied to the contract.
•
However, if the Roll-up Interest Rate decreased, or any applicable Lifetime Withdrawal Percentages decreased, then the Roll-up Interest Rate and Lifetime Withdrawal Percentages in effect on the date the application is signed will be applied to the contract.
Note: The rate comparison process described above does not include consideration of any change in the Roll-up Crediting Period.
If your application was signed before the date shown above, please refer to your contract for the Roll-up Interest Rate, Roll-up Crediting Period, and Lifetime Withdrawal Percentages that are applicable to your contract, or contact the Service Center.
All Rate Sheet Supplements are available by contacting the Service Center, or through the EDGAR system at www.sec.gov (file number: 333-227780).
Nationwide Lifetime Income Rider Plus Empire Advisory and Joint Option for the Nationwide Lifetime Income Rider Plus Empire Advisory
Roll-up Interest Rate	Roll-up Crediting Period
____%	____ Years
PRO-0059NY-_______

Contract Owner's Age (at the time of the first Lifetime Withdrawal)	Nationwide Lifetime Income Rider Plus Empire Advisory's Lifetime Withdrawal Percentages*	Joint Option for the Nationwide Lifetime Income Rider Plus Empire Advisory's Lifetime Withdrawal Percentages*
50 through 54	___%	___%
55 through 59	___%	___%
60 through 64	___%	___%
65 through 69	___%	___%
70 through 74	___%	___%
75 through 79	___%	___%
80 through 84	___%	___%
85 through 89	___%	___%
90 through 94	___%	___%
95 and older	___%	___%
*
The Lifetime Withdrawal Percentage is determined based on the age of the Contract Owner at the time of the first Lifetime Withdrawal, or if the Joint Option is elected, the age of the younger spouse at the time of the first Lifetime Withdrawal. A Contract Owner will receive the greatest Lifetime Withdrawal Percentage only if he or she does not take a Lifetime Withdrawal prior to age 95.
PRO-0059NY-_______